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03001935

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UNITED STATES
[redacted]CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 27 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49913

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Netherland Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12720 Hillcrest Road, Suite 900
(No. and Street)

Dallas (City) Texas (State) 75230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Roberts (214) 233-1411
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Clark and Company, P.C.
(Name — *if individual, state last, first, middle name*)

2705 Swiss Avenue (Address) Dallas (City) Texas (State) 75204 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/13

OATH OR AFFIRMATION

I, J. Dale Netherland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Netherland Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ROSE POWELL MOSS
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
SEPTEMBER 24, 2004

J Dale Netherland
Signature

Chairman
Title

Rose Powell Moss
Notary Public

ROSE POWELL MOSS
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
SEPTEMBER 24, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NETHERLAND SECURITIES, INC.

December 31, 2002

Financial Statements

NETHERLAND SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2002

TABLE OF CONTENTS

DAVIS, CLARK AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation
2705 SWISS AVENUE
DALLAS, TEXAS 75204
TELEPHONE (214) 824-2556
TELECOPIER (214) 823-9367

Independent Auditor's Report

Board of Directors
Netherland Securities, Inc.
12720 Hillcrest Road, Suite 900
Dallas, Texas 75230

We have audited the accompanying statement of financial condition of Netherland Securities, Inc. as of December 31, 2002, and the related statements of income, of changes in stockholder's equity, of changes in liabilities subordinated to claims of general creditors and of cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Netherland Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis Clark + Company

January 15, 2003

DAVIS, CLARK AND COMPANY, P.C.
Certified Public Accountants

DC C

Netherland Securities, Inc.
Statement of Financial Condition
December 31, 2002

Exhibit A

ASSETS

Cash	$	25,607
Receivables from brokers or dealers		
Clearance account		10,000
Federal income tax receivable		3,303
Total assets	$	38,910

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable	$	9,215
Note payable		12,000
Total liabilities		21,215
Stockholder's equity		
Common stock ($0.01 par value, 100,000 shares authorized, 19,000 shares issued and outstanding)		190
Paid in capital		18,810
Retained earnings		(1,305)
Total stockholder's equity		17,695
Total liabilities and stockholder's equity	$	38,910

The accompanying notes are an integral part of this statement.

Netherland Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2002

Exhibit B

	Common Stock	Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2002	$ 190	$ 18,810	$ 21,166	$ 40,166
Net (loss) for period	- 0 -	- 0 -	(22,471)	(22,471)
Balance at December 31, 2002	$ 190	$ 18,810	($ 1,305)	$ 17,695

The accompanying note are an integral part of this statement.

Exhibit C

Netherland Securities, Inc.
Statement of Income
Year Ended December 31, 2002

Revenues	
Commissions	$ 687,081
Interest and dividends	29,316
Advisory and other fees	40,247
Total revenues	756,644
Expenses	
Employee compensation and benefits	594,660
Clearing expense	66,599
Communications	8,732
Bad debt expense	2,577
Other expense	109,850
Total expense	782,418
Income before income tax	(25,774)
Income tax credit	3,303
Net loss	($ 22,471)
Loss per share	($ 1.18)

The accompanying notes are an integral part of this statement.

Netherland Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2002

Exhibit D

Cash flows from operating activities:	
Net loss	($ 22,471)
Non cash expenses, revenue, losses and gains included in net income:	
Decrease in receivables	56,355
(Decrease) in commission payables	(37,443)
Decrease in federal income tax payable	(1,766)
Net cash (used in) operating activities	(5,325)
Cash flows from financing activities	
Receipt of advance from officer	12,000
Net cash provided by financing activities	12,000
Net increase in cash	6,675
Cash at the beginning of the year	18,932
Cash at the end of the year	$ 25,607

The accompanying notes are an integral part of this statement.

Exhibit E

Netherland Securities, Inc.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
Year Ended December 31, 2002

Balance, beginning of year	$ - 0 -

No increase or decrease for the year ended December 31, 2002.

The accompanying notes are an integral part of this statement.

Netherland Securities, Inc.
Notes to Financial Statements
December 31, 2002

1. Summary of Significant Accounting Policies

In fulfilling its responsibility for the preparation of the Company's financial statements and disclosures, Company management selects generally accepted accounting principles and adopts methods for their application. The application of accounting principles requires the estimating, matching and timing of revenue and costs in the determination of income or loss. It is also necessary for management to determine, measure and allocate Company resources and obligations within the financial process according to those principles. Below is a summary of certain significant accounting policies selected by management.

A. General

Netherland Securities, Inc. (NSI) was formed to operate as an introducing broker. NSI currently forwards all transactions and customer accounts to SWS Clearing. (SWS) who carries such accounts on a fully disclosed basis.

B. Securities Transactions

Securities transactions are recorded on a settlement date basis with such transactions generally settling three business days after trade date.

C. Cash Flows

NSI uses the "indirect method" in preparing the Statement of Cash Flows. For purposes of the Statement of Cash Flows, cash equivalents included time deposits with a maturity of 90 days or less.

D. Accounting Estimates

Management makes use of accounting estimates in the preparation of these financial statements. The major estimates involve estimates of accrued expenses. The methods used in making accounting estimates are believed by management to be reasonable and have been consistently applied

E. Compensated Absences

Employees of NSI are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and accordingly no liability has

.Netherland Securities, Inc.
Notes to Financial Statements
December 31, 2002

1. Summary of Significant Accounting Policies (cont'd)

E. Compensated Absences (cont'd)

been recorded in the accompanying financial statements. The corporation's policy is to recognize the costs of compensated absences when actually paid to employees.

2. Receivables from Brokers or Dealers

Pursuant to a correspondent agreement with SWS, all customer accounts are forwarded to SWS on a fully disclosed basis. NSI has placed a $10,000 clearing deposit with SWS.

3. Federal Income Tax Receivable

NSI's federal tax receivable is computed as follows:

	Amount
Statutory rate	$ 3,862
Nondeductible (nontaxable) items	(559)
Current income tax receivable	$ 3,303

4. Net Capital Requirements

NSI is subject to the Securities and Exchange Commission's (S.E.C.) Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. At December 31, 2002, NSI's total net capital as defined by rule 15c3-1 was as follows:

Required	Actual	Excess
$ 5,000	$ 14,392	$ 9,392

NSI does not engage in any of the transactions which would necessitate under rule 15c3-3, the maintenance of a reserve account. Therefore, the Company claims exemption from these provisions pursuant to Rule 15c3-3(k)(2)(ii).

5. Commitments and Contingencies

In the ordinary course of business, NSI may become party to various claims, legal actions, and complaints. At December 31, 2002, management was engaged in a dispute with a customer for which management believed there was no basis for the claim and expected no liability. Subsequent to year end, management accepted a nominal settlement offer and paid $21,500, in order to eliminate additional defense cost. This expense was offset by reduction in commission expense and did not effect net capital compliance

NSI engages in various brokerage activities (including forwarding transactions and customer accounts to SWS) in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, NSI may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty and is considered by management before entering into such transactions.

6. Related Party

During December 2002, two of NSI's officers loaned the company $12,000 to cover legal expenses. In January 2002, $7,000 of this had been paid back.

Schedule 1

Netherland Securities, Inc.
Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2002

Total stockholder's equity	$	17,695
Add liabilities subordinate to claims of general creditors		- 0 -
Total stockholder's equity qualified for net capital		17,695
Deductions		
Total nonallowable assets from Statement of Financial Condition	(	3,303)
Other additions or allowable charges		- 0 -
Total deductions	(	3,303)
Net capital before haircuts on securities positions		14,392
Net capital	$	14,392

The accompanying notes are an integral part of this schedule.

Netherland Securities, Inc.
Reconciliation of Net Capital Computations
December 31, 2002

Schedule 2

		Per Focus Report	Adjustment	Per Audit Report
Net Capital:	2002	$ 14,392	$ - 0 -	$ 14,392

The accompanying notes are an integral part of this schedule.

Netherland Securities, Inc.
Reconciliation of Computations of Reserve Requirements
December 31, 2002

Schedule 3

Netherland Securities, Inc. claims exemption from the reserve requirements of Rule 15c3-3. Pursuant to Rule 15c3-3(k)(2)(ii), Netherland Securities, Inc. is an introducing broker dealer clearing all transactions with and for customers on a fully disclosed basis with SWS Clearing and promptly transmits all customer funds and securities to SWS which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4.

Information for Possession or Control Requirements
Pursuant to Rule 15c3-3
December 31, 2002

NSI operates as an introducing broker and forwards all transactions and customer accounts to SWS who carries such accounts on a fully disclosed basis. Securities transactions are recorded on blotter receipts and then transferred to SWS on a same day basis.

Netherland Securities, Inc.
Independent Auditor's Report on Internal Accounting Control

December 31, 2002

management with reasonable but not absolute assurance that assets for which NSI has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that NSI's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in regulation of registered brokers and dealers, and should not be used for any other purposes.

Sincerely,

Davis Clark + Company

DAVIS, CLARK AND COMPANY, P.C.
Certified Public Accountants

lg

Netherland Securities, Inc.
Independent Auditor's Report on
Internal Accounting Control

December 31, 2002

Board of Directors
Netherland Securities, Inc.
12720 Hillcrest Road, Suite 900
Dallas, Texas 75230

In planning and performing our audit of the financial statements and supplemental schedules of Netherland Securities, Inc. (NSI) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by NSI including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Systems.

The management of NSI is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide